Exhibit 99.1

Consolidated Financial Statements

September 30, 2008

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date: November 7, 2008

Consolidated Balance Sheets
(Canadian Dollars in Thousands - Unaudited)

	September 30	December 31
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$-	$2,628
Accounts receivable	2,395	2,350
Interest receivable on restricted promissory notes	3,442	3,294
Inventories and stockpiled ore	11,819	7,504
Shrinkage stope platform costs (Note 3)	12,485	10,872
Prepaids	285	381
Assets held for sale (Note 4)	2,018	1,267
	32,444	28,296

Mineral properties	88,782	76,904
Assets held for sale (Note 4)	9,200	9,099
Investments (Note 5)	787	1,140
Restricted promissory notes	81,938	81,606
Deposits for reclamation costs	2,402	2,389

	$215,553	$199,434

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$2,448	$-
Accounts payable and accrued liabilities	5,923	4,146
Interest payable on royalty obligations	3,353	3,205
Demand loans (Note 6)	4,486	6,015
Liabilities related to assets held for sale (Note 4)	721	1,185
Other current liabilities	2,320	1,887
	19,251	16,438

Obligations under capital lease	1,981	1,612
Debenture (Note 7)	16,524	-
Royalty obligations	83,130	82,779
Deferred revenue	6,651	7,291
Liabilities related to assets held for sale (Note 4)	440	641
Asset retirement obligations	2,705	2,566
	130,682	111,327

Shareholders' equity:
Share capital (Note 8)	83,484	85,591
Contributed surplus	2,211	1,308
Retained earnings (deficit)	(545)	1,513
Accumulated other comprehensive deficit	(279)	(305)
	84,871	88,107

Subsequent Event (Note 11)

	$215,553	$199,434

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Loss
(Canadian Dollars in Thousands, except per share amounts - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Revenues:
Gold	$10,929	$8,231	$28,895	$18,907

Expenses:
Gold	9,314	6,758	23,807	16,650
Depreciation, depletion and accretion:
Gold	3,185	1,859	8,523	5,972
	12,499	8,617	32,330	22,622

Loss from operations	(1,570)	(386)	(3,435)	(3,715)

Other income (expense):
General and administrative	(811)	(752)	(2,904)	(2,641)
Interest and other	(303)	(350)	73	188
Gain on sale of investments	-	-	166	-
Stock compensation expense	(74)	(76)	(362)	(464)
	(1,188)	(1,178)	(3,027)	(2,917)

Loss from continuing operations before income taxes	(2,758)	(1,564)	(6,462)	(6,632)

Income tax recovery (Note 9)	-	-	2,240	1,705

Loss from continuing operations	(2,758)	(1,564)	(4,222)	(4,927)

Earnings (loss) from discontinued operations (Note 4)	1,026	(201)	2,164	(262)

Net loss	$(1,732)	$(1,765)	$(2,058)	$(5,189)

Net loss per share
Basic and diluted
From continuing operations	$(0.03)	$(0.02)	$(0.04)	$(0.06)
Net loss	$(0.02)	$(0.02)	$(0.02)	$(0.06)

Weighted average number of shares outstanding (000's)
Basic	97,112	93,212	97,096	86,095
Diluted	97,112	93,212	97,096	86,095

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Shareholders' Equity
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Share Capital
Balance, beginning of period	$83,484	$79,055	$85,591	$56,036
Common shares issued	-	4	(26)	21,444
Warrants exercised	-	-	-	2,799
Flow-through renunciation	-	-	(2,240)	(1,705)
Options exercised	-	18	-	409
Other	-	-	159	94
Balance, end of period	$83,484	$79,077	$83,484	$79,077

Contributed Surplus
Balance, beginning of period	$2,137	$1,111	$1,308	$1,062
Stock compensation expense	74	76	362	464
Options exercised	-	(7)	-	(278)
Fair value of warrants issued	-	-	550	-
Other	-	-	(9)	(68)
Balance, end of period	$2,211	$1,180	$2,211	$1,180

Retained Earnings (Deficit)
Balance, beginning of period	$1,187	$5,056	$1,513	$8,480
Net loss	(1,732)	(1,765)	(2,058)	(5,189)
Balance, end of period	$(545)	$3,291	$(545)	$3,291

Accumulated other comprehensive income (loss)
Balance, beginning of period	$2,141	$(24)	$(305)	$-
Transition adjustment	-	-	-	463
Net change in gain (loss) on available-for-sale securities (Note 5)	(2,420)	(230)	26	(717)
Balance, end of period	$(279)	$(254)	$(279)	$(254)

Total retained earnings and accumulated other comprehensive income (loss)	$(824)	$3,037	$(824)	$3,037

Shareholders' equity, end of period	$84,871	$83,294	$84,871	$83,294

Consolidated Statements of Comprehensive Income (Loss)
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Net loss	$(1,732)	$(1,765)	$(2,058)	$(5,189)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities (Note 5)	(2,420)	(230)	26	(717)

Total comprehensive loss	$(4,152)	$(1,995)	$(2,032)	$(5,906)

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands - Unaudited)

Three Months Ended		Nine Months Ended
September 30		September 30
2008	2007	2008	2007

Operations:
Net loss from continuing operations	$(2,758)	$(1,564)	$(4,222)	$(4,927)
Non-cash items:
Depreciation, depletion and accretion	3,185	1,859	8,523	5,972
Gain on sale of investments	-	-	(166)	-
Stock compensation expense	74	76	362	464
Income tax recovery	-	-	(2,240)	(1,705)

Net changes in non-cash working capital:
Receivables	(339)	(497)	(193)	(3,875)
Inventories and stockpiled ore	2,742	1,429	(4,315)	(4,188)
Shrinkage stope platform costs	972	1,581	(1,613)	315
Prepaids	37	17	96	(71)
Payables and accrued liabilities	1,404	991	1,925	2,397
Cash provided by (used in) operating activities	5,317	3,892	(1,843)	(5,618)

Investing:
Mineral properties	(6,565)	(7,023)	(20,262)	(23,929)
Restricted promissory notes	-	-	(332)	-
Investments	-	-	546	-
Deposits for reclamation costs	(5)	47	(14)	(111)
Cash used in investing activities	(6,570)	(6,976)	(20,062)	(24,040)

Financing:
Issue of common shares, net of issue costs	-	15	124	24,400
Debenture proceeds, net of issue costs	(56)	-	17,074	-
Production royalties	-	-	351	-
Deferred revenue	(206)	(186)	(762)	(496)
Bank indebtedness	1,533	1,309	2,448	1,309
Demand loans:
Repayment	(513)	(498)	(1,529)	(1,484)
Obligations under capital lease:
Proceeds	-	-	2,071	869
Repayment	(384)	(111)	(1,147)	(408)
Cash provided by financing activities	374	529	18,630	24,190

Cash flows from continuing operations	(879)	(2,555)	(3,275)	(5,468)
Cash flows from discontinued operations (Note 4)	879	45	647	137

Increase (decrease) in cash and cash equivalents	-	(2,510)	(2,628)	(5,331)
Cash and cash equivalents, beginning of period	-	2,510	2,628	5,331
Cash and cash equivalents, end of period	$-	$-	$-	$-

The accompanying notes form an integral part of these unaudited consolidated financial statements

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 1 - Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The preparation of financial data within these statements is based on, with the exception of capital disclosures, financial instruments and inventories, accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2008, and for comparative periods presented, have been made.

Note 2 - Significant Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

  (a) Section 1535, "Capital Disclosures"
  (b) Section 3862, ”Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentation"
  (c) Section 3031, "Inventories"

These new standards have been adopted on a prospective basis with no restatement to prior period comparative balances.

(a) Section 1535, "Capital Disclosures"

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Our objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.

The Company considers the items included in the shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets, incur debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

(b) Section 3862, "Financial Instruments - Disclosures", Section 3863, "Financial Instruments - Presentation"

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Company's financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section removes duplicate disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents and reclamation deposits with high-credit quality financial institutions.  The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties. The Company intends to divest of its non core assets, the proceeds of which will decrease the need for additional capital to be raised through equity issues. The Company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs, and is not invested in any asset backed commercial paper.

Market Risk -The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Foreign exchange risk - The Company's revenues from the production and sale of gold are denominated in US dollars. However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

Interest rate risk - In respect to the Company's financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and reclamation deposits. In respect to financial liabilities, one of the Company's demand loans carries a fixed interest rate whereas the other demand loan carries a floating interest rate.

Commodity price risk - The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral. Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold. The profitability of the Company's operations is highly correlated to the market price of gold. If the gold price declines for a prolonged period of time below the cost of production at the Company's mines, it may not be economically feasible to continue production.

The purpose of Section 3863 on financial instruments - presentation is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives.

The Company has various financial instruments comprising of cash and cash equivalents, receivables, a restricted promissory note, reclamation deposits, accounts payable and accrued liabilities and short term debts.

The carrying amounts and fair values of financial assets and liabilities are as follows:
	September 30		December 31
	2008		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans and Receivables
Accounts receivable (1)	2,395	2,395	2,350	2,350
Interest receivable on restricted promissory note (1)	3,442	3,442	3,294	3,294
Restricted promissory note	81,938	81,938	81,606	81,606
Available-for-sale financial assets
Investments	787	787	1,140	1,140
Held-for-trading
Cash and cash equivalents (1)	-	-	2,628	2,628
Reclamation deposits (1)	2,402	2,402	2,389	2,389
Other financial assets
Assets held for sale (1)	1,876	1,876	1,054	1,054
Other financial liabilities
Bank indebtedness (1)	2,448	2,448	-	-
Demand Loans (1)	4,486	4,486	6,015	6,015
Payables and Accrued Liabilities (1)	5,923	5,923	4,146	4,146
Liabilities related to assets held for sale (1)	721	721	1,185	1,185
Interest payable on royalty obligations (1)	3,353	3,353	3,205	3,205
Debenture (1)	16,524	18,095	-	-

 (1) Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value

(c) Section 3031, “Inventories”

This standard replaces the existing section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this new standard did not have an impact on the Company's financial statements.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 4 - Discontinued Operations and Assets Held For Sale

On July 14, 2008, the Company adopted a formal plan to dispose of its oil & natural gas properties. The Company expects to complete the sale of some of these properties in the last quarter of the current fiscal year. The related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as discontinued operations in the consolidated statement of income and cash flows for all periods presented.

The assets held for sale and the related liabilities were as follows as at:
	September 30	December 31
	2008	2007

Assets
Accounts receivable	$1,876	$1,054
Prepaids	142	213
	2,018	1,267

Oil & natural gas properties	9,200	9,099
	$11,218	$10,366

Liabilities
Accounts payable and accrued liabilities	$721	$1,185
Asset retirement obligations	440	641
	$1,161	$1,826

The results of operations were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Revenues
Oil & natural gas (net of royalties)	$1,921	$728	$4,411	$2,121

Expenses
Oil & natural gas	897	665	1,788	1,687
Depreciation, depletion and accretion:
Oil & natural gas	(2)	264	584	696
	895	929	2,372	2,383

Income from discontinued operations	1,026	(201)	2,039	(262)

Other income
Asset retirement obligation change of estimate	-	-	125	-

Net earnings (loss)	$1,026	$(201)	$2,164	$(262)

The cash flows from discontinued operations were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Operating activities	$1,033	$192	$1,408	$659
Investing activities	(154)	(147)	(761)	(522)
Financing activities	-	-	-	-
	$879	$45	$647	$137

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 5 - Investments

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Unrealized gains or losses from such revaluations are included in other comprehensive income. If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings.

	September 30	December 31
	2008	2007
Available-for-sale securities, beginning of year	$1,140	$1,428
Transition Adjustment	-	463
Acquisition of available-for-sale securities	-	30
Disposal of available-for-sale securities	(379)	(13)
Mark-to-market gain (loss) for the period	26	(768)

Available-for-sale securities, end of period	$787	$1,140

By holding these long-term investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

Note 6 - Demand Loans

	September 30	December 31
	2008	2007

Demand loan, repayable in monthly payments of $96,514
including interest at 5.99%, due February 2010	$1,569	$2,348
Demand loan, repayable in monthly payments of $83,333
plus interest at prime plus 1.5%, due August 2011	2,917	3,667

	$4,486	$6,015

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil & natural gas assets in Alberta.

Note 7 - Debenture

On June 30, 2008, the Company completed its debenture offering for gross proceeds of $18.1 million. The debenture features a 12% interest rate, five year term with monthly interest only payments. Debenture holders are entitled to warrants in the amount of 10% of the debenture purchase. Each warrant will entitle the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing. The fair value of the warrants associated with the debenture on the date of issuance was $550,000.  This amount is reflected in contributed surplus. The debenture is secured by a general security agreement covering all of the Company's assets and contains early retraction and redemption provisions. The general security interest, excluding the Alberta oil & natural gas assets, is subordinated to all bank debt.

The Company incurred $1.7 million of debt issue costs associated with the completion of this debenture offering. As per Company policy, these costs reduce the carrying value of the debenture and will be amortized using the effective interest rate method at an effective rate of 14.7% over the five year term of the liability.

	September 30	December 31
	2008	2007

Debenture Payable	$18,095	$-
Less: debt issue costs and warrant valuation	(1,661)	-
	16,434	-
Add: amortization of debt issue costs	90
	$16,524	$-

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 8 - Share Capital

At September 30, 2008 there were 97,112,030 common shares outstanding.

a) Issue of shares

During the period ended September 30, 2008, the Company issued 114,633 common shares pursuant to the Company's Employee Share Purchase Plan.

b) Stock Option Incentive Plan

The Company has established a share option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9% of the issued and outstanding common shares. Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For options outstanding at September 30, 2008 weighted average exercise prices are as follows:

	September 30		December 31
	2008	Average Price	2007	Average Price

Beginning of period	3,636,667	$1.27	3,380,000	$1.17
Options granted	458,000	1.08	925,000	1.63
Options exercised	-	-	(270,000)	0.81
Options lapsed	(334,999)	1.44	(398,333)	1.64
End of period	3,759,668	$1.23	3,636,667	$1.27

For options outstanding at September 30, 2008, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted Average	Weighted Average
Option Price Per Share	Number	Exercise Price	Remaining Life

$0.53-$1.02	967,668	$0.71	5.36	years
$1.11-$1.47	1,823,666	1.26	3.74	years
$1.54-$2.10	968,334	1.69	8.15	years
	3,759,668	$1.23	5.29	years

The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 46.55% to 46.65% volatility and interest rates ranging from 3.07% to 3.69%. For the period ended September 30, 2008, the compensation cost recorded in respect of stock options issued was $362,000 (September 30, 2007 - $464,000).

Note 9 - Income taxes

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. As a result of unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.2 million (2007 - $1.7 million).

Note 10 - Comparative Figures

Certain prior period balances have been reclassified to conform to the current year's financial statement presentation.

Note 11 - Subsequent Event

On November 4, 2008, the Company entered into an Agreement with a private Canadian Corporation (the "Purchaser"), pursuant to which the Purchaser has agreed to purchase a majority of the oil and natural gas assets owned by the Company. If all of the assets subject to the Agreement are ultimately sold to the Purchaser, the purchase price will be $19.4 million. Closing of the transaction is subject to regulatory and other approvals. Also, sale of certain of the assets are subject to rights of first refusal held by third parties. The extent to which the rights of first refusal are exercised could impact completion of the transaction.